Mail Stop 0510

      March 16, 2005


via U.S. mail and facsimile

Michael Bobrick
Bio Solutions International, Inc.
1161 James Street
Hattiesburg, MS 39402

	RE: Form 10-KSB for the fiscal year ended June 30, 2004
                   Forms 10-QSB for the quarters ended September
30
and December 31, 2004
                   File No. 33-25126-D

Dear Mr. Bobrick:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-KSB FOR THE YEAR ENDED JUNE 30 2004

Item 14. Controls and Procedures, page 22

1. You include the Section 302 certifications at Exhibit 31, as required by SEC Release No. 33-8238 effective August 14, 2003. However, you are now required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In addition, disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-
15(e). Finally, Item 308(c) of Regulation S-B requires you to disclose whether there have been any changes in your internal controls during the most recent quarter. Please amend your June 30,
2004 Form 10-KSB to revise your Item 14 disclosures accordingly and include current certifications prepared in the manner shown in Item
601 of Regulation S-B. Please note that the Controls and Procedures section should be included as Item 8A as opposed to Item 14. Please similarly amend your interim Form 10-QSB for the periods ended December 31, 2004 and September 30, 2004. Please be sure to refile the entire Form, when you file each amendment.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or, in his absence, to the undersigned at (202) 942-1774.


    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. Michael Bobrick
March 16, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE